

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2012

Via E-mail
Timothy C. Huffmyer
Vice President, Chief Financial Officer
Black Box Corporation
1000 Park Drive
Lawrence, Pennsylvania 15055

> **Re:** **Black Box Corporation**
> **Form 10-K for the Fiscal Year Ended March 31, 2012**
> **Filed May 21, 2012**
> **Form 10-Q for the Quarterly Period Ended September 29, 2012**
> **Filed November 7, 2012**
> **File No. 000-18706**

Dear Mr. Huffmyer:

We have reviewed your filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2012

Business

Backlog, page 4

1. You disclose that backlog represents expected revenue related to executed client purchase orders or contracts that are estimated to be complete within 180 days of quarter end. Please tell us what consideration you have given to disclosing the dollar amount of your orders and contracts considered to be firm, regardless of timing for completion, and the amount of orders and contracts expected to be completed within the next 12 months. Please refer to Item 101(c)(1)(viii) of Regulation S-K.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>The Company, page 11</u>

2.   Please tell us what consideration you have given to discussing the material risks, challenges, and uncertainties that impact your financial condition and operating results in your Form 10-K and most recent Form 10-Q. We note your letter dated February 10, 2010 in which you represented that you would consider enhancements to your overview section to provide an executive-level discussion that identifies the most important themes or significant matters on which management is focused. In this respect, it appears that the challenges the Chief Executive Officer addressed in your Q4 earnings conference call on May 10, 2012, such as the deferral of projects by many of your clients and the lack of clarity that you have on the timing of awards, could have been discussed.   As further examples, it appears that you could have discussed changes in communication technology, competitive pressures, the move to time and material contracts from fixed maintenance, factors that led to goodwill impairment, and the primary drivers of your business.

<u>Fiscal 2012 Compared to Fiscal 2011, page 14</u>

3.   Please tell us what consideration you have given to expanding the results of operations section to provide a more detailed narrative discussion regarding the underlying internal or external business events and developments that had an impact on the company's financial results in your Form 10-K and most recent Form 10-Q. For example, we note that the Chief Executive Officer's statements in the Form 8-K filed on October 30, 2012 that the "current economic backdrop continues to negatively impact demand" for your services and create "competitive challenges" in your "end markets." Explain how the changes in revenue are related to economic conditions and whether management anticipates any trends or known demands related to these economic conditions.

<u>Critical Accounting Policies</u>

<u>Goodwill, page 22</u>

4.   We note that you recorded a goodwill impairment charge of approximately $318 million as a result of your annual goodwill assessment conducted as of October 1, 2011 primarily due to using an increased weighted-average cost of capital for North America and lower profitability as a result of competitive market conditions for both North America and Europe. Please compare these factors and conditions at the time of your Fiscal 2011 analysis to the time of your Fiscal 2012 analysis, highlighting the specific changes in underlying circumstances. Describe your monitoring of segment profitability and other conditions subsequent to the Fiscal 2011 analysis and the basis for concluding that interim testing was not required prior to the annual test.

5.   Please tell us how the MD&A disclosures in your Form 10-Q for the quarterly period ended September 30, 2011 adequately addressed the expected impact that the increased weighted-average cost of capital for North America and lower profitability in both North America and Europe may have on the recoverability of your goodwill. In this regard, we note no disclosure in the Form 10-Q prior to the impairment that would indicate that an impairment was reasonably likely and we also note that your disclosures on page 7 of the September 30, 2011 Form 10-Q indicate that the company's segments continue to operate profitably and generate positive cash flow and the company expects that will continue through the remainder of Fiscal 2012. Please tell us how your MD&A disclosures prior to the impairment adequately addressed known trends and uncertainties that were reasonably likely to have a material impact on your results of operations. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

6.   Please describe for us the process by which you develop and update operating projections as part of your business planning and management. Tell us the timing of which these are generated and the levels (e.g. reportable segment, operating segment, product/service, significant subsidiaries) at which such information is developed.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 3: Inventories, page 37

7.   We note your disclosure on page 32 that the company's inventory is valued at the lower of cost or market value and has been reduced by an allowance for excess and obsolete inventories, recording an estimate for slow moving and obsolete inventory ("inventory reserve"). Please tell us what consideration was given to ASC 330-10-35-14 and SAB Topic 5.BB with respect to the direct write-down of inventory to the new cost basis.

Note 17: Segment Reporting, page 52

8.   We note disclosure on pages 23 and 39 that management is currently considering alternative reporting segments for the purpose of making operational decisions and assessing financial performance. We note similar disclosure starting with the company's September 26, 2009 Form 10-Q. Please describe for us the alternative reporting segments being considered and update us on the status.

9.   We note that you report the segment North America. Please tell us what consideration was given to separately disclosing of revenues and long-lived assets attributed to the U.S. Please refer to ASC 280-10-50-41.

10.   You disclose on page 5 that approximately 25% of your revenues is derived from sales to agencies and departments of federal, state and local governments. Please tell us what

consideration was given to whether the U.S. federal government is considered a major customer as defined in ASC 280-10-50-42.

Form 10-Q for the Quarterly Period Ended September 29, 2012

Note 4: Goodwill, page 8

11. You disclose that each of the company's reporting units continues to operate profitably and generate cash flow from operations, and the company expects that each will continue to do so in Fiscal 2013 and beyond. In light of the decreased revenues and operating income in your North America and Europe reportable segments subsequent to the last goodwill impairment analysis, please tell us what consideration was given to performing an interim goodwill impairment test. Please refer to ASC 350-20-35-30.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jan Woo, Staff Attorney, at (202) 551-3453 or Barbara C. Jacobs, Assistant Director, at (202) 551-3730. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief